Mail Stop 4561
via fax (760) 598-0219

March 10, 2009

Ms. Linh Nguyen
Chief Financial Officer
International Lottery & Totalizator Systems, Inc.
2310 Cousteau Court
Vista, VA 92081

> **Re:** **International Lottery & Totalizator Systems, Inc.**
> **Form 10-KSB and Forms 10-KSB/A for the Fiscal Year**
> **Ended April 30, 2008**
> **Filed July 14, 2008, August 5, 2008 and March 10, 2008 respectively**
> **File No. 000-10294**

Dear Ms. Nguyen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief